YCG, LLC

Code of Ethics and Professional Standards

The Company has adopted the following Code of Ethics and Professional Standards (the “Code”) to help avoid prohibited acts and to eliminate potential conflicts of interest. The Code works in conjunction with this manual, and is designed to govern personal securities trading and detect/prevent insider trading. The Code, among other things, sets forth the Company’s policy that clients’ interests are always placed ahead of any personal interest. The Company’s policy requires buying and selling after or with transactions completed for clients and includes procedures requiring all employees of the Company to report their personal securities transactions to the Company’s designated supervisor on a periodic basis. The Code also forbids any member or employee of the Company from trading, either personally or on behalf of others on material non-public information or communicating material non-public information to others in violation of the law (i.e., insider trading).

Code of Ethics and Professional Standards

As a professional organization serving the public in the area of asset management, the Company is guided in its actions by the highest ethical and professional standards. The Company’s Code, as adopted, is as follows:

1.   The general conduct of the Company's personnel must at all times reflect the professional nature of the Company's business. The Company's personnel must be judicious, accurate, objective and reasonable in dealing with both clients and other parties. The personal integrity of all employees must be beyond the slightest shadow of a doubt.

2.   All personnel of the Company must act within the spirit and the letter of all relevant federal, state and local laws and regulations pertaining to a registered investment adviser and to the general conduct of business.

3.   At all times, the interest of the Company’s clientshave precedence over personal interests. This applies particularly in the case of purchases and sales of securities that are owned, purchased or sold in client accounts. Principals and employees may trade the same securities on the same day, but this is not done until after all purchases and sales for our clients are completed. In this instance, employee price execution may differ from our clients because of future market price fluctuations due to factors out of control.

4.   Supervised Persons must immediately report any violations of the Code to the CCO.

5.   All Supervised Persons will be provided with a copy of the Code and any amendments thereto and must acknowledge their receipt of same in writing. See Appendix II.

6.   The Company has adopted Insider Trading Policies (available upon request) which set parameters for the establishment, maintenance and enforcement of policies and procedures to detect and prevent the misuse of material non-public information by the Company’s personnel. The Insider Trading Policies are in addition to and do not supersede this Code.

7.   All Supervised Persons shall notify the CCO or his/her designee, of any securities transactions in which he or she may have any beneficial interest and any such transaction affected by, for, or on behalf of, any member of their household on a form entitled Initial Listing of Personal Securities Holdings and Brokerage Accounts.See Appendix III. All Supervised Persons will file a complete transaction report of all securities transactions affected during a calendar quarter for his or her own account, or for the account of his or her immediate family, not later than 10 days after the end of the calendar quarter in which the transaction was effected on a form entitled Quarterly Transaction Report. See Appendix IV. This report shall include the date of the transaction, the title, and as applicable the exchange ticker symbol or CUSIP number, interest rate and maturity date, number of shares, and principal amount of each reportable security involved. It should also contain the nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition), the price of the security at which the transaction was effected, the name of the broker, dealer or bank with or through which the transaction was effected, and the date the Supervised Person submits the report. If transaction reports are maintained using the firm’s portfolio mangement software (currently using Portfolio Center from Charles Schwab & Co.), then supervised persons are not required to submit a paper copy due to the CCO having electronic access to these reports on any given day.

8.   All Supervised Persons shall submit to the CCO or his/her designee, a report of the Supervised Person’s current securities holdings that meets the following requirements: Each holdings report must contain, at a minimum: the title and type of security, and as applicable the exchange ticker symbol or CUSIP number, number of shares, and principal amount of each reportable security in which the Supervised Person has any direct or indirect beneficial ownership, the name of any broker, dealer or bank with which the Supervised Person maintains an account in which any securities are held for the Supervised Person’s direct or indirect benefit, and the date the Supervised Person submits the report. Supervised Persons must submit a holdings report on a form entitled Annual Listing of Securities Holdings and Certification of Compliance no later than 10 days after the person becomes a Supervised Person, and the information must be current as of a date no more than 45 days prior to the date the person becomes a Supervised Person, at least once each 12-month period thereafter on a date selected, and the information must be current as of a date no more than 45 days prior to the date the report was submitted. If holding reports are maintained using the firm’s portfolio management software (currently using Portfolio Center from Charles Schwab & Co.), then supervised persons are not required to submit a paper copy due to the CCO having electronic access to these reports on any given day.

9.   Supervised Persons must obtain the Company’s approval before they directly or indirectly acquire beneficial ownership in any security in an initial public offering or in a private placement (non-registered) offering.

These transaction and holdings reports will be kept on file by the Company in accordance with the applicable regulatory requirements.

10.   When a Supervised Person finds that his or her personal interests conflict with the interests of the Company and its clients, he or she will report the conflict promptly to the CCO for resolution.

11.   Employees and owners shall not receive or give any gift or other thing of more than de minimis value from any person or entity that does business with the Company or on its behalf.

12.   The recommendations and actions of the Company are confidential and private matters between the Company and its clients. Accordingly, it is the policy of the Company to prohibit the release, transmission, distribution or communication of any information regarding securities transactions of client accounts except to broker/dealers or other custodians of client assets in the ordinary course of business. In addition, no information obtained during the course of employment regarding particular securities (including reports and recommendations of the Company) may be transmitted, distributed, or communicated to anyone who is not affiliated with the Company, without the prior written approval of the CCO.

13.   The policies and guidelines set forth in this Code must be strictly adhered to by all the Supervised Persons. Severe disciplinary actions, including dismissal, may be imposed for violations of this Code.

14.   Initial, annual and quarterly transaction and holding reports of the CCO (currently William D. Kruger) will be reviewed by Brian A. Yacktman, Principal and President.